Mayer Brown LLP

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Bradley Berman

Counsel

T: +1 212 506 2321

BBerman@mayerbrown.com

October 12, 2021
Via EDGAR and Email
Anu Dubey Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	m+ funds Trust, Series 9-1 Amendment No. 1 to Registration Statement on Form S-6 Filed October 12, 2021 File Nos.: 333-258905 and 811-23503

Dear Ms. Dubey:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on October 12, 2021 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the m+ Buffer 10 Fund, m+ funds Trust, Series 9-1 (the “Trust”), a series of the m+ funds Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover Page

In the first bullet point, disclose the capped return and the buffer percentages both before and after the effect of the trust’s fees and expenses.

We have revised the disclosure in the first bullet point on the cover page (and in other occurrences in the prospectus) to disclose the 20% Capped Return and the 10% Buffer, and also the Capped Return and the Buffer after giving effect to the trust’s fees and expenses.

In the second bullet point, change “Buffer 20 Fund” to “Buffer 10 Fund.”

We have made this change.

Anu Dubey
October 12, 2021

In the second bullet point, tell us why, with a 10% buffer, the maximum loss is 88% rather than 90%.

Because the trust has a certain amount of its assets invested in cash, the maximum loss is 88%, not 90%.

Consider disclosing how an investor may obtain the current return profile of the trust through the end of the active period. Investors buying shares after the initial offering period could determine the expected outcome of their investment, which may be helpful for an investor’s decision whether or not to redeem units.

On the m+ funds Trust website, for this Trust and all other outstanding series of the m+ funds Trust, m+ funds Trust discloses the current NAV of the Trust, the trading price of the Reference Asset, the remaining Trust Capped Return, the ETF Return to Reach Fund Capped Return and the ETF Return to Breach Buffer, each as defined on the website. This disclosure is updated on each trading day and is current through such date. m+ funds Trust cannot forecast future returns.

We added a reference to this website to the cover page of the Information Supplement.

Principal Investment Strategy (Page 3)

In this section, please disclose whether the performance of the Reference Asset is based on its NAV or market price.

We have clarified that the “value,” as defined in the second paragraph under “Investment Objective,” is measured by the official closing price of the Reference Asset, as reported on Bloomberg.

Does the Reference Asset’s performance reflect any dividends paid by the Reference Asset? If not, please disclose the non-payment.

The Reference Asset’s performance does not directly reflect any dividends paid by the Reference Asset, except to the extent that any dividend payment affects the official closing price of the Reference Asset, as reported on Bloomberg. This is currently disclosed in several places in the Prospectus:

•	Prospectus cover page, second bullet point, “the price appreciation of the Reference Asset …”;

•	Prospectus inside cover page, immediately following the table of contents: “the price appreciation of a Reference Asset …”; and

•	Information Supplement, cover page, second paragraph : “the price appreciation of a Reference Asset ….”

Anu Dubey
October 12, 2021

In addition, the 13th risk factor under “Principal Risks” on page [ ] discloses that “Unitholders will not … receive cash dividends or other distributions … that holders of a direct investment in the Reference Asset or its constituents would have.”

In the bullet “Enhanced Participation,” please add, following “Maximum Amount Per Unit,” “reduced by the trust’s fees and expenses.”

We have added this disclosure.

Hypothetical Performance Return Examples (Page 4)

In the paragraph under the first graph, add, at the end of the last sentence, “reduced by the trust’s fees and expenses.”

We have added this disclosure.

Summary of Defined Terms (Page 8)

In the definition of “Enhanced Return,” add the word “Upside” before “Multiplier.”

We have revised the definition of in response to this comment and changed the term to “Enhanced Participation.”

The Options (Page 9)

If the FLEX Options are the principal investment of the trust, change “may include” to “will include.”

The FLEX Options are the principal investment of the trust, and we have made this change.

Fees and Expenses Table (Page 22)

Please disclose the amount of the portfolio consultant’s fee in a footnote to the appropriate line item.

In the discussion of the creation and development fee in footnote 3 to the fees and expenses table, we have added disclosure about the portfolio consultant’s fee.

Example (Page 23)

Because the life of the trust is only 13 months, please revise the time periods of the example or disclose that example reflects sales charges upon rollover to a new trust.

We have revised the example to fit the maturity of the trust.

SECOND PROSPECTUS

Page 19:

Anu Dubey
October 12, 2021

Please add the disclosure required by Rule 484(b) under the Securities Act, if applicable.

The Trust does not have any indemnification provision within the scope of Rule 484(b) under the Securities Act.

SIGNATURES TO THE REGISTRATION STATEMENT

Add a signature line or identify who is the comptroller or principal accounting officer.

We have identified all signatories in compliance with the requirements of Form S-6. Please note that this amendment also reflects a change in depositor from Cowen Prime Services, LLC to Axio Financial LLC. Axio Financial LLC has no board of directors. The persons performing equivalent functions are signatory to the amendment.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Stephen Clancy

Ian Shainbrown

Anna T. Pinedo

Xianxian Li